UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: May 31, 2012
Washington, D.C. 20549	Estimated average burden
hours per response 2.50
FORM 12b-25
SEC FILE NUMBER
000-49654
NOTIFICATION OF LATE FILING
CUSIP NUMBER
17276F

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  March 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
CirTran Corporation
Full Name of Registrant
n/a
Former Name if Applicable
4125 South 6000 West
Address of Principal Executive Office (Street and Number)
West Valley City, Utah 84128
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, could not be filed without unreasonable effort within the prescribed time period because management was devoted to seeking revenue potential for the Company, which detracted from management’s ability to compile and verify the data required to be included in the report.  The report will be filed within five days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James R. Kruse	801	531-7090
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that gross earnings will decline to an approximate loss of $140,000 for the three months ended March 31, 2012, as compared to revenues of $1,395,000 for the three months ended March 31, 2011.  The decrease was driven by disputes respecting the status of the PlayBev license to market Playboy-licensed energy drinks, which damaged the Company’s relationships with existing distributors.  Net loss is expected to decrease to approximately $1,303,000 for the three months ended March 31, 2012, from $8,094,733 for the three months ended March 31, 2011.  The decrease was driven primarily by a decrease in operating expenses by approximately $400,000 and a decrease in loss on derivative valuation of $7,738,106.

CirTran Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2012	By	/s/ Iehab Hawatmeh
Iehab Hawatmeh
President

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